Exhibit 99.1

NXT ENERGY SOLUTIONS INC.

Unaudited Condensed Consolidated Interim Financial Statements
For the three and nine months ended
September 30, 2019

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited-expressed in Canadian dollars)

	September 30,	December 31,
	2019	2018
Assets
Current assets
Cash and cash equivalents	$2,665,665	$339,532
Short-term investments (Note 3)	4,059,721	3,900,000
Accounts receivable (Note 4)	3,945,079	61,279
Note receivable (Note 5)	331,075	-
Prepaid expenses	169,130	65,159
	11,170,670	4,365,970
Long term assets
Deposits (Note 6)	545,219	560,341
Property and equipment (Note 7)	701,988	683,157
Right of use Assets (Note 8)	3,187,503	-
Intellectual property (Note 9)	18,391,250	19,654,800
	$33,996,630	$25,264,268
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (Note 10)	$423,028	$499,535
Contract Obligations (Note 11)	133,171	-
Current portion of capital lease obligation	719,891	42,603
	1,276,090	542,138
Long-term liabilities
Long-term lease obligation (Note 12)	2,860,013	42,515
Other liabilities	-	362,368
Asset retirement obligation	28,330	26,778
Deferred charges	-	79,000
	2,888,343	510,661
	4,164,433	1,052,799
Commitments and contingencies (Note 13)

Shareholders' equity
Common shares (Note 14): - authorized unlimited
Issued: 68,573,558 (2018 - 68,573,558) common shares	96,656,248	96,656,248
Contributed capital	9,335,217	9,262,684
Deficit	(76,870,202)	(82,418,397)
Accumulated other comprehensive income	710,934	710,934
	29,832,197	24,211,469
	$33,996,630	$25,264,268

Signed "George Liszicasz"	Signed "Bruce G. Wilcox"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited-expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
Revenue
Survey revenue (Note 19)	$1,021,532	$-	$11,976,149	$-
Expenses
Survey costs, net	512,599	271,337	2,302,712	788,771
General and administrative expenses	881,716	1,031,346	2,570,866	3,123,384
Stock based compensation expense	64,983	110,446	72,533	559,521
Amortization expense (Note 7)	445,315	447,942	1,332,166	1,342,325
	1,904,613	1,861,071	6,278,277	5,814,001
Other expenses (income)
Interest expense (income), net	(9,348)	(26,171)	(2,232)	(40,378)
Foreign exchange (gain) loss	(106,255)	10,614	134,095	478
Intellectual property and other	6,895	178	17,814	(12,645)
Gain on extinguishment of liability (Note 21)	-	(185,661)	-	(185,661)
	(108,708)	(201,040)	149,677	(238,206)

Net income (loss) and comprehensive income (loss)	$(774,373)	$(1,660,031)	$5,548,195	$(5,575,795)
Net income (loss) per share (Note 15)
Basic	$(0.01)	$(0.02)	$0.08	$(0.09)
Diluted	$(0.01)	$(0.02)	$0.08	$(0.09)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited- expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
Cash provided by (used in):
Operating activities
Comprehensive income (loss) for the period	$(774,373)	$(1,660,031)	$5,548,195	$(5,575,795)
Items not affecting cash:
Stock based compensation expense (Note 16)	64,983	110,446	72,533	559,521
Amortization expense (Notes 7)	445,315	447,942	1,332,166	1,342,325
Non-cash changes to asset retirement obligation	514	517	1,551	1,552
Non-cash lease and interest expense	(42,825)	-	(128,474)	-
Unrealized Foreign Exchange	(108,209)	22,938	116,010	(673)
Amortization of deferred gain on sale of aircraft	-	(38,825)	-	(116,475)
Deferred rent	-	(729)	-	(2,189)
Gain on extinguishment of liability (Note 21)	-	(185,661)	-	(185,661)
Change in non-cash working capital balances (Note 18)	4,465,807	(296,252)	(4,153,019)	(904,132)
	4,825,585	60,376	(2,759,233)	694,268
Net cash (used in) operating activities	4,051,212	(1,599,655)	2,788,962	(4,881,527)

Financing activities
Proceeds from exercise of stock options	-	-	-	5,067
Net Proceeds from Private Placement	-	821,052	-	9,213,384
Repayment of capital lease obligation	(10,735)	(9,967)	(31,666)	(29,425)
Net cash from (used in) financing activities	(10,735)	811,085	(31,666)	9,189,026

Investing activities
Purchase of property and equipment, net	(216,691)	-	(216,691)	(10,006)
Decrease (increase) in short-term investments	(2,314,472)	250,000	(214,472)	(4,050,000)
Net cash from (used in) investing activities	(2,531,163)	250,000	(431,163)	(4,060,006)

Net increase (decrease) in cash and cash equivalents	1,509,314	(538,570)	2,326,133	247,493
Cash and cash equivalents, beginning of the period	1,156,351	952,681	339,532	166,618
Cash and cash equivalents, end of the period	$2,665,665	$414,111	$2,665,665	$414,111

Supplemental information
Cash interest (received)	(24,523)	(32,373)	(56,913)	(43,304)
Cash taxes paid	-	-	-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited-expressed in Canadian dollars)

	For the nine months ending September 30,
	2019	2018
Common Shares
Balance at beginning of the period (Note 14)	$96,656,248	$88,121,286
Issuance of Common Stock on Private Placement	-	8,358,610
Issued upon exercise of stock options	-	5,067
Transfer from contributed capital upon exercise of stock options	-	6,441
Finder’s fee	-	136,003
Balance at end of the period	96,656,248	96,627,407
Contributed Capital
Balance at beginning of the period	9,262,684	8,195,075
Issuance of warrants on Private Placement	-	718,771
Recognition of stock based compensation expense	72,533	559,521
Contributed capital transferred to common shares
upon exercise of stock options	-	(6,441)

Balance at end of the period	9,335,217	9,466,926
Deficit
Balance at beginning of the period	(82,418,397)	(75,449,886)
Net income (loss) and comprehensive income (loss) for the period	5,548,195	(5,575,795)

Balance at end of the period	(76,870,202)	(81,025,681)
Accumulated Other Comprehensive Income
Balance at beginning and end of the period	710,934	710,935
Total Shareholders' Equity at end of the period	$29,832,197	$25,779,587

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and nine months periods ended September 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

1. The Company and future operations

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Alberta Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas exploration industry to identify subsurface trapped fluid accumulations.

These condensed consolidated interim financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  However, NXT's future financial results and its longer term success remains dependent upon the ability to continue to attract and execute client projects to build its revenue base. NXT continues to develop its pipeline of opportunities to secure new revenue contracts. The Company’s longer-term success remains dependent upon its ability to convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and continue to generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

2. Significant Accounting Policies

Basis of Presentation

These condensed consolidated interim financial statements for the period ended September 30, 2019 have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP") and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2018, except as noted below.

Update to Significant Accounting Policies

Revenue

The performance obligation for NXT is the acquisition, processing, interpretation and integration of Stress Field Detection SFD® data. Revenue from the sale of SFD® survey contracts (net of any related foreign sales taxes) is recognized over time by measuring the progress toward satisfaction of its performance obligations to the customer. All funds received or invoiced in advance of recognition of revenue are reflected as contract obligations and classified as a current liability on our balance sheet.

The Company uses direct survey costs as the input measure to recognize revenue in any fiscal period. The percentage of direct survey costs incurred to date over the total expected survey costs to be incurred, provides an appropriate measure of the stage of the performance obligation being satisfied over time.

NXT ENERGY SOLUTIONS INC.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and nine months periods ended September 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

Leases

On January 1, 2019, NXT adopted ASC Topic 842, Leases (“Topic 842”) and related amendments, using the modified retrospective approach recognizing a cumulative effect adjustment at the beginning of the reporting period in which Topic 842 was applied. Results for reporting periods beginning after January 1, 2019, are presented in accordance with Topic 842, while prior periods have not been restated and are reported in accordance with ASC Topic 840, Leases (“Topic 840”). On transition, NXT elected certain practical expedients permitted under Topic 842 which include:

a)
No reassessment of the classification of leases previously assessed under Topic 840.
b)
The use of hindsight in determining the lease term where the contract contains terms to extend or terminate the lease.

The policy and disclosures required under Topic 842 are included in Note 12, Leases.

In accordance with Topic 842, NXT recognized a ROU asset and corresponding lease liability for all operating leases on the Condensed Consolidated Interim Balance Sheet. Prior to the adoption of Topic 842, operating leases were not recognized on the Condensed Consolidated Interim Balance Sheet. There was no impact to finance leases on transition to Topic 842. The impact from recognizing operating leases on NXT’s Condensed Consolidated Balance Sheet is as follows:

Account	Notes	As reported December 31, 2018	Adjustments	Balance on Adoption as at January 1, 2019
Property and equipment	i	$683,157	$(139,725)	$543,432
Right of Use	ii	-	3,536,161	3,536,161
Total Assets		$25,264,268	$3,396,436	$28,660,704

Accounts payable and accrued liabilities	iii	$499,535	$(155,301)	$344,234
Current portion of capital lease obligations	i	42,603	(42,603)	-
Current portion of lease obligations	ii	-	672,087	672,087
Capital lease obligations	i	42,515	(42,515)	-
Long-term lease obligations	ii	-	3,406,136	3,406,136
Other liabilities	iii	362,368	(362,368)	-
Deferred charges	iv	79,000	(79,000)	-
Total Liabilities and Shareholders’ Equity		$25,264,268	$3,396,436	$28,660,704

NXT ENERGY SOLUTIONS INC.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and nine months periods ended September 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

Notes:

i.
Reclassify previously recognized finance leases:
Leases accounted for as finance leases were reclassified to Right of Use Assets and lease liabilities from property, plant and equipment and capital lease obligations, respectively.
ii.
Lease liabilities:
The Company recognized lease liabilities in relation to leases which had previously been classified as operating. Under the principles of the new standard these leases have been measured at the present value of the remaining lease payments, discounted using the Company’s estimated incremental borrowing rates or implied interest rate in the lease contract. Rates varied between 7.4% and 15.7%. Total lease liabilities of $4,078,223 were recorded as at January 1, 2019, of which $672,087 was the current portion.
iii.
Account payable and other accrued liabilities, Other liabilities:
The deferred gain on sale of the aircraft was reclassified from Accounts payable and other accrued liabilities and Other liabilities to Current portion of lease obligations and Long-term Lease Obligations.

iv.
Deferred charges:
The Deferred charges for the office lease have been reclassified to Right of use assets and are being amortized on a straight line basis over the remaining period of the lease.

Although Topic 842 does not have a material impact on the Condensed Consolidated Statements of Earnings or Cash Flows, the change in the accounting of the aircraft lease now has interest expense of $16,662 and $54,681 for the three and nine months ended September 30, 2019 being recorded, whereas under Topic 840 that amount was recorded under survey costs. In the Condensed Consolidated Interim Statements of Cash Flows under Operating Activities, amortization of deferred gain on sale of aircraft and deferred rent are now presented as Non-cash lease and interest expense, under Topic 842.

3. Short-term investments

Short-term investments consist of Guaranteed Investment Certificates (“GIC’s”) with maturity dates of 91 days to one year from the date of purchase. For September 30, 2019, interest rates ranged from 1.95% to 2.15%. For December 31, 2018, interest rates ranged from 2.10% to 2.15%.

	For the period ended
	September 30,	December 31,
	2019	2018
91 to 180 day GIC’s	$1,994,861	$-
210 to 300 day GIC’s	264,860	-
One year cashable GIC’s	1,800,000	3,900,000
	4,059,721	3,900,000

NXT ENERGY SOLUTIONS INC.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and nine months periods ended September 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

4. Accounts Receivable

Accounts receivable are all current as at September 30, 2019.

	For the period ended
	September 30,	December 31,
	2019	2018
Trade receivables	$3,839,442	$-
Other receivables	105,637	61,279
	3,945,079	61,279
Allowance for doubtful accounts	-	-
Net accounts receivable	3,945,079	61,279

In October 2019, $2,522,630 was received on the outstanding accounts receivable as at September 30, 2019.

5. Notes Receivable

NXT has advanced $250,000 USD to Alberta Green Ventures Limited Partnership (“AGV”) on a secured basis.  The interest rate on the Loan is the greater of 2% and the rate prescribed under the Income Tax Act (Canada) from time to time, payable monthly in arrears. The Loan is to be repaid by December 15, 2019.

6. Deposits

Security deposits have been made to the lessors of the office building and the aircraft. The aircraft deposit is held in United States Dollars.

	For the period ended
	September 30,	December 31,
	2019	2018
Building	$43,309	$43,310
Aircraft	501,910	517,031
	545,219	560,341

NXT ENERGY SOLUTIONS INC.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and nine months periods ended September 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

7. Property and equipment

	Cost	Accumulated	Net book
For the period ended September 30, 2019	Base	amortization	value
Survey equipment	$892,637	$638,761	$253,876
Computers and software	1,265,045	1,214,286	50,759
Furniture and other equipment	528,419	507,941	20,478
Leasehold improvements	965,108	588,233	376,875
	3,651,209	2,949,221	701,988

	Cost	Accumulated	Net book
For the period ended December 31, 2018	Base	amortization	value
Survey equipment	$684,890	$628,037	$56,853
Computers and software	1,256,101	1,201,047	55,054
Furniture and other equipment	528,420	504,328	24,092
Leasehold improvements	1,165,108	617,950	547,158
	3,634,519	2,951,362	683,157

8. Right of use assets

	Cost	Accumulated	Right of
For the period ended September 30, 2019	Base	Amortization	Use
Aircraft	$1,578,774	$188,781	$1,389,993
Office Building	1,799,868	146,452	1,653,416
Printer	17,794	2,946	14,848
Office equipment	139,725	10,479	129,246
	3,536,161	348,658	3,187,503

NXT ENERGY SOLUTIONS INC.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and nine months periods ended September 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

9. Intellectual property

During 2015, NXT acquired the permanent rights to the SFD® technology for use in the exploration of hydrocarbons from Mr. George Liszicasz and recorded the acquisition as an intellectual property asset on the balance sheet. The asset was recorded at the fair value of the consideration transferred, including the related tax effect of approximately $25.3 million.

The asset is being amortized on a straight line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized in each of the next five years is approximately $1.7 million per year for a 5 year aggregate total of $8.5 million.

	For the period ended
	September 30,	December 31,
	2019	2018
Intellectual property acquired	$25,271,000	$25,271,000
Accumulated amortization	(6,879,750)	(5,616,200)
	18,391,250	19,654,800

10. Accounts payable and accrued liabilities

	For the period ended
	September 30,	December 31,
	2019	2018
Accrued liabilities related to:
Consultants and professional fees	$219,959	$151,427
Board of Directors' fees	-	22,500
Deferred gain on sale of aircraft (current)	-	155,301
Payroll (wages payable and vacation pay)	88,856	47,271
	308,815	376,499
Trade payables and other	114,213	123,036
	423,028	499,535

NXT ENERGY SOLUTIONS INC.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and nine months periods ended September 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

11. Contract Obligations

The Company has received a deposit of $100,000USD from AGV on behalf the Co-operative Agreement. See Note 14 for further details.

	For the period ended
	September 30,	December 31,
	2019	2018
Contract obligations	$133,171	$-

12. Lease obligation

	September 30,	December 31,
	2019	2018
Aircraft	$1,787,989	$-
Office Building	1,723,863	-
Printer	14,600	-
Office equipment	53,452	85,118
	3,579,904	85,118
Current Portion of lease obligations	(719,891)	(42,603)
Long-term lease obligations	2,860,013	42,515

Leases entered into for the use of an asset are classified as either operating or finance, which is determined at contract inception. Upon commencement of the lease, a ROU asset and corresponding lease liability are recognized on the Condensed Consolidated Interim Balance Sheet for all operating and finance leases. NXT has elected the short-term lease exemption, which does not require a ROU asset or lease liability to be recognized on the Condensed Consolidated Interim Balance Sheet when the lease term is 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

Upon commencement of the lease, ROU assets are measured at the initial measurement of the lease liability adjusted for any lease payments made before commencement date of the lease, less any lease incentives received and include any initial direct costs incurred. Lease liabilities are initially measured at the present value of future minimum lease payments over the lease term. The discount rate used to determine the present value is the rate implicit in the lease unless that rate cannot be determined, in which case NXT’s incremental borrowing rate is used.

NXT ENERGY SOLUTIONS INC.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and nine months periods ended September 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

Operating lease ROU assets and liabilities are subsequently measured at the present value of the lease payments not yet paid and discounted at the initial discount rate at commencement of the lease, less any impairments to the ROU asset. Operating lease expense and revenue from any subleases are recognized in the Condensed Consolidated Interim Statement of Income (Loss) and Comprehensive Income (Loss) on a straight line basis over the lease term. Finance lease ROU assets are amortized over the estimated useful life of the asset if the lessee is reasonably certain to exercise a purchase option or ownership of the leased asset transfers at the end of the lease term, otherwise the leased assets are amortized over the lease term. Operating leases include office building, aircraft and printer. Finance leases include office equipment. Currently there are no subleases.

NXT’s lease contracts include rights to extend leases after the initial term. Rights to extend or terminate a lease are included in the lease term when there is reasonable certainty the right will be exercised. Factors used to assess reasonable certainty of rights to extend or terminate a lease include current and forecasted survey plans, anticipated changes in strategies, historical practice in extending similar contracts and current market conditions.

13. Commitments and contingencies

Associated with the adoption of Topic 842, all operating leases were recognized on the Condensed Consolidated Interim Balance Sheet. Accordingly, operating leases are not included in the commitments table below. The table below is the non-lease operating cost components associated with the building lease. See Notes 2 and 12 for additional disclosures on leases.

For the fiscal period ending September 30,	Office Premises
2019	$55,481
2020	222,069
2021	222,501
2022	222,501
2023	222,501
945,053
Thereafter, 2024 through 2025	389,377
1,334,430

NXT ENERGY SOLUTIONS INC.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and nine months periods ended September 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

14. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the Nine months Ended
	30-Sepember-19		30-September-18
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the year	68,573,558	$96,656,248	58,161,133	$88,121,286
Shares issued during the year:
Issuance of Common Stock
on the Private Placement	-	-	10,264,946	8,358,610
Exercise of stock options	-	-	6,667	11,508
Finder’s fee	-	-	140,812	136,003
As at the end of the period	68,573,558	96,656,248	68,573,558	96,627,407

AGV’s 3,421,648 warrants (“Warrants”) have expired as of October 31, 2019.

15. Earnings (Loss) per share

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
Comprehensive income (loss) for the period	$(774,373)	$(1,660,031)	$5,548,195	$(5,575,795)
Weighted average number of shares outstanding for the period:
Basic	68,573,558	68,413,668	68,573,558	64,404,493
Diluted	68,573,558	68,413,668	73,431,574	64,404,493
Net Income (loss) per share – Basic	$(0.01)	$(0.02)	$0.08	$(0.09)
Net Income (loss) per share – Diluted	$(0.01)	$(0.02)	$0.08	$(0.09)

NXT ENERGY SOLUTIONS INC.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and nine months periods ended September 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

In periods in which a loss results, all outstanding stock options, restricted stock units (“RSU’s”), and Warrants are excluded from the diluted loss per share calculations as their effect is anti-dilutive.

16. Share based compensation

Stock Options:

The following is a summary of stock options which are outstanding as at September 30, 2019.

			Average remaining
Exercise price	# of options	#of options	contractual
per share	outstanding	exercisable	life (in years)
$0.52	100,000	100,000	4.8
$0.59	150,000	50,000	4.1
$1.35	236,900	236,900	0.3
$1.45	37,500	37,500	2.2
$1.48	37,500	37,500	1.8
$1.50	50,000	50,000	1.8
$1.57	30,000	30,000	0.4
$1.73	92,600	92,600	1.2
$1.82	135,000	135,000	1.1
$2.10	300,000	300,000	1.0
	1,169,500	1,069,500	1.7

NXT ENERGY SOLUTIONS INC.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and nine months periods ended September 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended September 30, 2019 is as follows:

	For the nine months ended		For the year ended
	September 30, 2019		December 31, 2018
		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price
Options outstanding, start of the period	1,297,000	$1.58	1,648,667	$1.60
Granted	100,000	$0.52	1,150,000	$1.06
Exercised	-	-	(6,667)	$0.76
Expired	(47,500)	$(1.51)	(65,000)	$1.17
Forfeited	(180,000)	$(1.70)	(1,430,000)	$1.21
Options outstanding, end of the period	1,169,500	$1.48	1,297,000	$1.58
Options exercisable, end of the period	1,069,500	$1.56	1,197,000	$1.67

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

RSU’s:

In the three month period ended September 30, 2019 the Company granted 750,000 RSU’s to employees and officers. The RSU’s generally vest at a rate of one-third at the end of each of the first three years following the date of grant.

NXT ENERGY SOLUTIONS INC.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and nine months periods ended September 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

A continuity of the number of RSU’s which are outstanding at the end of the current period and as at the prior fiscal year ended September 30, 2019 is as follows:

	For the nine months ended		For the year ended
	September 30, 2019		December 31, 2018
	# of RSU’s	FMV/Unit	# of RSU’s	FMV/Unit
RSU’s outstanding, start of the period	-	$-	-	$-
Granted	750,000	$0.52	-	$-
Exercised	-	$-	-	$-
Expired	-	$-	-	$-
Forfeited	-	$-	-	$-
RSU’s outstanding, end of the period	750,000	$0.36	-	$-
RSU’s convertible, end of the period	-	$-	-	$-

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

For the period ended	2019	2018
Expected dividends paid per common share	Nil	Nil
Expected life in years	5.0	5.0
Expected volatility in the price of common shares	65%	65%
Risk free interest rate	1.68%	1.75%
Weighted average fair market value per share at grant date	$0.52	$1.06
Intrinsic (or “in-the-money”) value per share of options exercised	$-	$0.59

NXT ENERGY SOLUTIONS INC.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and nine months periods ended September 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

The unamortized portion of SBCE related to the non-vested portion of stock options and RSU’s, which will be recognized in 2019 to 2021 is approximately $374,000.

17. Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, note receivable, accounts payables and accrued liabilities and leases. The carrying value of these financial instruments, excluding leases, approximates their fair values due to their short terms to maturity. NXT is exposed to significant interest or credit risks arising from accounts receivable and notes receivable. For accounts receivable NXT has received advance payments and does not release results of surveys until a substantial portion of the accounts receivable has been paid. For the notes receivable, NXT has secured the note receivable.

NXT is exposed to foreign exchange risk as a result of periodically holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

2) Derivative financial instruments

As at September 30, 2019 and 2018, the Company held no derivative financial instruments.

NXT ENERGY SOLUTIONS INC.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and nine months periods ended September 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

18. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	For the three months ended September 30		For the nine months ended September 30
	2019	2018	2019	2018
Accounts receivable	$5,344,049	$63,261	$(3,929,579)	$(15,919)
Note receivable	(332,175)	-	(332,175)	-
Prepaid expenses and deposits	56,925	41,318	(103,971)	6,445
Accounts payable and accrued liabilities	(602,992)	(400,831)	77,804	(894,457)
Income taxes payable	-	-	-	(201)
Contractual obligations	-	-	134,902	-
	4,465,807	(296,252)	(4,153,019)	(904,132)

Portion attributable to:
Operating activities	4,465,807	(296,252)	(4,153,019)	(904,132)
Financing activities	-	-	-	-
Investing activities	-	-	-	-
	4,465,807	(296,252)	(4,153,019)	(904,132)

NXT ENERGY SOLUTIONS INC.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and nine months periods ended September 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

19. Geographic information

The Company generates revenue from its SFD® survey system that enables the clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations if and when needed. Revenue fluctuations are a normal part of SFD® survey system sales and can vary significantly year-over-year.

Revenues by geographic area were generated solely in Nigeria in 2019, entirely from a single client. There were no revenues in 2018.

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
Nigeria	$1,021,532	$-	$11,976,149	$-

20. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
Legal Fees	$67,550	$32,266	$164,699	$241,422

Accounts payable and accrued liabilities includes a total of $66,069 ($5,999 as at December 31, 2018) payable to this law firm.

In addition, accounts payable and accrued liabilities includes $NIL ($7,461 as at December 31, 2018) related to re-imbursement of expenses owing to an Officer of NXT.

21. Gain on extinguishment of liability

In 2018 NXT determined that liabilities it had recorded before 2005 were no longer payable. As a result a gain of $185,661 has been recognized on the extinguishment of the liability. No cash was paid.

22. Subsequent events

AGV’s 3,421,648 Warrants have expired as of October 31, 2019.